Form NRSRO: Exhibit 9

Information Regarding A.M. Best's Designated Compliance Officer

Christopher Monaco is Managing Director and Chief Compliance Officer of A.M. Best Rating Services, Inc.

Chris joined A.M. Best in April of 2016 and prior to his appointment as Designated Compliance Officer (DCO) served in operational and managerial roles. Most recently, Chris was responsible for managing A.M. Best's Rating Operations department and was a member of the Credit Rating Policy Committee (CRPC). Earlier in his tenure at A.M. Best, Chris managed the Policy Development team within Rating Operations. In that role, he managed the ongoing development and maintenance of A.M. Best's rating policies and procedures under the governance of the CRPC.

In his role as DCO, Chris is responsible for administering A.M. Best's policies and procedures related to the prevention of misuse of nonpublic information, the management of conflicts of interests and compliance with securities laws and the rules and regulations established thereunder. Chris is a graduate of Rutgers University in New Brunswick, New Jersey, and is a full-time employee.

Chris reports directly to the President of A.M. Best Rating Services, Inc.